Exhibit 16

February 1, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	GFR Pharmaceuticals, Inc.
File No. 000-27959

We have read the statements included in the Form 8-K/A, dated February 1, 2007, for GFR Pharmaceuticals, Inc., to be filed with the Securities and Exchange Commission. We agree with the statements contained in Item 4.01 insofar as they relate to our replacement as the principal independent accountants, and our audit for the years ended December 31, 2005 and 2004, and the review for the interim periods ended March 31, 2006, June 30, 2006 and September 30, 2006. We had no disagreement with GFR Pharmaceuticals Inc. for the interim period from October 1, 2006 up to January 11, 2007.

We have no basis to agree or disagree with any other statements made in Item 4.01 of such report.

Respectfully submitted,

/s/ Robison, Hill & Company
Robison, Hill & Company

Salt Lake City, Utah